Exhibit 12
SANTANDER BANCORP
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	3/31/04		As Restated
	2004		2003		2002		2001		2000		1999

INCOME BEFORE TAXES & TRAN ADJ	27,684		$39,160		$29,041		$67,428		$88,932		$102,033
Plus: Fixed Charges
Interest expense
Deposits	13,180		56,030		84,408		127,566		176,038		128,216
Other	18,671		76,321		75,507		117,202		191,865		178,229
Total	31,851		132,351		159,915		244,768		367,903		306,445

Rental Expense-SBC	1,452		5,499		5,539		5,626		5,626		5,290
Rental Expense-SSC	86		797		781		754		634		492
Rent Elimination	(74)		(750)		(746)		(732)		(620)		(492)
Rent Expense	1,464		5,546		5,574		5,648		5,640		5,290
Total Fixed Charges	33,315		137,897		165,489		250,416		373,543		311,735

Earnings	60,999		$177,057		$194,530		$317,844		$462,475		$413,768

Ratio of Earnings to fixed charges
Including interest on deposits	1.83	x	1.28	x	1.18	x	1.27	x	1.24	x	1.33	x
Excluding interest on deposits	3.03	x	2.16	x	2.40	x	2.59	x	2.34	x	2.25	x

Dividends on P/S	-		7,063		5,151		5,049		5,354		5,707
Fixed charges	33,315		144,960		170,640		255,465		378,897		317,442

Earnings to fixed charges and preferred stock dividend
Including interest on deposits	1.83	x	1.22	x	1.14	x	1.24	x	1.22	x	1.30	x
Excluding interest on deposits	3.03	x	1.99	x	2.26	x	2.49	x	2.28	x	2.19	x